SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 22, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on March 22, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 22 March 2013

ING publishes 2012 Annual Report and Sustainability Report

ING announced today the release of the 2012 Annual Report of ING Group providing extensive information on the company, its strategy, businesses, financial performance and governance. ING also published the 2012 ‘ING in Society’ Report today, highlighting progress, achievements and priorities in the area of social and environmental responsibility and describing the sustainability policies and practices that are most material to ING’s business as a financial services provider.

The Corporate Governance section in the Annual Report includes information on changes in the Supervisory Board and an update on the composition of the Executive Board, both in the context of the upcoming 2013 annual General Meeting (AGM) which is scheduled for 13 May 2013.

Piet Klaver has decided to resign from the Supervisory Board at the AGM. Piet Klaver was appointed to the Supervisory Board at the 2006 AGM and was reappointed in 2010. He will resign because other commitments are increasingly demanding his time and attention. “I want to thank Piet Klaver for his very valuable contributions during his many years on the Supervisory Board and wish him well for the future,” said Jeroen van der Veer, chairman of the Supervisory Board of ING Group.

Lodewijk de Waal has decided not to apply for reappointment at the AGM. Lodewijk de Waal was appointed to the Supervisory Board at the 2009 AGM as one of the two state nominees in the context of the financial support the Dutch State extended to ING. “I want to express my gratitude to Lodewijk de Waal for his important contributions to ING, especially in light of the special and delicate position he had as a state nominee. We wish him well for the future,” said Jeroen van der Veer.

Tineke Bahlmann is recommended for reappointment at the 2013 AGM by the Dutch State. She was also appointed to the Supervisory Board at the 2009 AGM as one of the two state nominees. The Dutch State has indicated not to use its right to recommend a second candidate for appointment as a member of the Supervisory Board at this moment.

With regard to the composition of the Executive Board, the Supervisory Board will propose to the AGM to reappoint Patrick Flynn as a member of the Executive Board for a consecutive period of four years. Patrick Flynn was appointed tot the Executive Board at the 2009 AGM and has since served as chief financial officer of ING Group.

As announced on 22 February 2013, the Supervisory Board will propose to appoint Ralph Hamers as a member of the Executive Board per the AGM. At 1 October 2013, Ralph Hamers will succeed Jan Hommen as chairman of the Executive Board and CEO. In that context the Supervisory Board will propose to the AGM to reappoint Jan Hommen for the period until 1 October 2013.

The full proxy materials relating to the AGM on 13 May 2013 will be made available on the ING website (www.ing.com) as of 28 March 2013.

The Annual Report of ING Groep N.V. as well as the Annual Reports of ING Bank N.V. and ING Verzekeringen N.V. (ING Insurance) are available on the ING website (www.ing.com/annualreports). The printed version of the ING Group Annual Report in English will be available as of 4 April 2013.

ING will also today file its Annual Report on Form 20-F for the year ended 31 December 2012 with the United States Securities and Exchange Commission (SEC). The 2012 Form 20-F can be downloaded as of later today from the SEC website (www.sec.gov) and at www.ing.com.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risk factors and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: March 22, 2013